FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                October 18, 2002

                               Perez Companc S.A.
             (Exact Name of Registrant as Specified in its Charter)

                          Avenida de Mayo 701, Piso 16
                         (1084) Buenos Aires, Argentina
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                              Form 20-F X   Form 40-F
                                       ---

         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                   Yes    No X
                                      ---   ---

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82N/A






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EXHIBIT                                                                    PAGE
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A.   Attached hereto as Exhibit A is a press release of Perez
     Companc S.A. dated October 15, 2002, announcing that its controlled company Pecom Energia has transferred to Sudacia S.A.
     its 66.67% equity interest in Combustibles Nucleares Argentinos
     S.A.(CONUAR S.A.).
B.   Attached hereto as Exhibit B is a press release of Perez
     Companc S.A. dated October 17, 2002 announcing a change in its controlling shareholder.


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                                    EXHIBIT A
                                    ---------

         Attached hereto as Exhibit A is a press release of Perez Companc S.A. dated October 15, 2002, announcing that its controlled company Pecom Energia has transferred to Sudacia S.A. its 66.67% equity interest in Combustibles Nucleares Argentinos S.A.(CONUAR S.A.).



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                        Sale of Interest in Conuar S.A.


Buenos Aires, October 15, 2002 - Perez Companc S.A. (Buenos Aires: PC NYSE: PC) announces that its controlled company Pecom Energia S.A. (Buenos Aires: PECO) has transferred to Sudacia S.A. its 66.67% equity interest in Combustibles Nucleares Argentinos S.A. (CONUAR S.A.). The transaction price amounts to US$ 8 million, accounting for revenues of approximately Ps.5 million for Pecom Energia S.A., determined on the basis of inflation-adjusted information.

Sudacia S.A. is wholly owned by the Perez Companc Family.

Pecom Energia S.A., controlled by Perez Companc S.A., is a leading company in an important Argentine and Latin American industry sector, including oil and gas production and transportation, refining and petrochemicals, power generation, transmission and distribution.

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                                    EXHIBIT B
                                    ---------

         Attached hereto as Exhibit B is a press release of Perez Companc S.A. dated October 17, 2002 announcing a change in its controlling shareholder.

                       Change in Controlling Shareholder

Buenos Aires, October 17, 2002 - Perez Companc S.A. (Buenos Aires: PC NYSE: PC) announces that today it has taken notice that Petrobras Participacoes, S.L. has acquired from Jorge Gregorio Perez Companc, Maria Carmen Sundblad de Perez Companc, Jorge Perez Companc, Rosario Perez Companc, Pilar Perez Companc, Luis Perez Companc, Cecilia Perez Companc, Catalina Perez Companc, Pablo Perez Companc and Fundacion Perez Companc, their aggregate equity interest in Perez Companc S.A., composed of 1,249,716,746 Class B Shares representing 58.62% of Perez Companc S.A.'s shares and capital stock.

The pertinent notice states that the relevant filings with the "Comision Nacional de Defensa de la Competencia" (Antitrust Committee) under the terms provided for by Law N.25,156 and with the "Consejo Administrativo de Defensa Economica" (Economic Defense Administrative Board) of Brazil under the terms provided for by Law N.8884/94 will be made, the transfer of the equity interest mentioned above made on this date having been effected subject to the approval of the above referenced agencies.

In addition we have been informed that it is not Petrobras Participacoes S.L. intention to acquire a higher interest in Perez Companc S.A. capital stock.


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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      PEREZ COMPANC S.A.


Date: October 18, 2002                    By: /s/ Mario C. Lagrosa
                                              --------------------
                                      Name: Mario C. Lagrosa
                                      Title: Chief Executive Officer